EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Income (Loss) to Fixed Charges

For the Years Ended December 31, 2007, 2006, 2005, 2004, and 2003

	2007	2006	2005	2004	2003

Net income (loss)	$(582,686)	$1,778,458	$2,778,964	$1,582,063	$2,649,822
Add: Fixed charges	2,299,941	2,310,806	1,577,432	716,221	617,143

Income (loss) available for fixed
charges	$1,717,255	$4,089,264	$4,356,399	$4,356,399	$3,266,965

Fixed charges:
Interest on all debt	$2,299,941	$2,310,806	$1,577,435	$716,221	$617,143

Total fixed charges	$2,299,941	$2,310,806	$1,577,435	$716,221	$617,143

Ratio of income (loss) to
fixed charges	0.75	1.77	2.76	3.21	5.29

Deficiency	$0.00	$0.00	$0.00	$0.00	$0.00